

January 18, 2011

Mr. Xiangfei Zeng
Chief Financial Officer
China Runji Cement Inc.
Xian Zhong Town, Han Shan County
Chao Hu City, Anhui Province, PRC 23181

> **Re:** **China Runji Cement Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2010**
> **Filed December 14, 2010**
> **File No. 0-51755**

Dear Mr. Zeng:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended August 31, 2010

General

1.   Throughout the filing, we note that you provide information that appears to be outdated. For example, please see the references to 2009 on page 7 and the reference to 2006 on page 12. In future filings, please ensure that the information you provide is current and timely.

Business, page 3

2.   In future filings, please address the following issues.

- Your cement distribution methods. See Item 101(h)(4)(ii) of Regulation S-K.
- Your estimate of the amount spent during each of the last two fiscal years on research and development activities, and if applicable, the extent to which the cost of such activities is borne directly by customers. See Item 101(h)(4)(x) of Regulation S-K. We note your disclosure on page 11 that you spend considerable funds in research and development.
- The costs and effects of complying with all applicable environmental laws. See Item 101(h)(4)(xi) of Regulation S-K. We note your disclosure on page 11 that you spend considerable funds on abatement of environmental issues.
- The total number of full-time employees. See Item 101(h)(4)(xii) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

3.   In future filings, please include an overview section in your MD&A that discusses the most important matters on which management focuses in evaluating the company's operating performance and financial condition, and provides context for the discussion of the financial statements. An overview section should provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which management is most focused, as well as the actions they are taking to address these opportunities, challenges and risks. For example, we note your disclosure on page 5 that you plan to raise adequate capital over the next five years for expansion and growth and your disclosure on page 6 regarding demand trends for cement in the Chinese market due to rising construction spending. We believe that a discussion of this type of information in MD&A would enhance investors' understanding of the company through the eyes of management. Please see the Commission's interpretive guidance regarding MD&A disclosures in Release 33-8350 (Dec. 19, 2003) for more information.

Results of Operations, page 17

4.   We note that your discussion does not fully discuss and analyze the factors that led to the changes in various line items from period-to-period. Accordingly, please expand your disclosure, as applicable, to fully address Item 303 of Regulation S-K. In this regard, your discussion should address those key variable and other qualitative and quantitative factors which are necessary for an understanding and evaluation of your operations. Please expand your disclosure to more fully discuss the causes for any material changes from period-to-period and any seasonal aspects that had a material effect on your financial condition and results of operation. When multiple factors contribute to

fluctuations in a single financial statement line item, please separately quantify the impact of each factor. You should also ensure that you are explaining the majority of increases or decreases in each line item. For example, it is unclear why your net income, as disclosed on page 17, decreased so significantly in 2010. Please amend your Form 10-K to revise your MD&A accordingly to separately quantify and describe the specific reasons for material fluctuations between all periods presented wherever possible. Please also comply with this comment in future filings.

Liquidity and Capital Resources, page 17

5. We note your statement on page 10 that the company anticipates that it will need approximately $30 million to implement its business plan and meet its capital expenditure requirements over the next three years and that the company currently does not have any arrangements for additional financing. We further note on pages 32 and 33 that you have approximately $14 million in short term loans with maturity dates through July 2011 and approximately $10.6 million due to related parties. Please amend your Form 10-K to discuss these types of issues in your liquidity disclosure as well as any other known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. See Item 303(a)(1) of Regulation S-K. Please also comply with this comment in future filings.

6. Please amend your Form 10-K to describe each source of liquidity, including your bank loans and loans from related parties. Please disclose the lending source, total amount owed, maturity or due date, interest rate, and any applicable financial or other covenants associated with the loan. See Item 303(a)(1) of Regulation S-K. Please also comply with this comment in future filings.

Critical Accounting Policies, page 17

7. We note both in your critical accounting policy discussion and the notes to your financial statements that you continue to cite pre-codification accounting literature. Please modify your disclosures to identify the U.S GAAP literature as identified in the Accounting Standards Codification, which was effective for interim and annual periods beginning after September 15, 2009. For guidance, please refer to the pre-codification standard SFAS 168 which adopted the codification.

Financial Statements

Note 2 – Summary of Significant Accounting Policies

New Accounting Pronouncements, page 26

8.   We note your disclosures regarding new accounting pronouncements and it appears your last update relates to a release in October 2009. Please expand your disclosure to address all recently issued accounting standards, including their potential impact to the company if known.

Intangible Assets, page 27

9.   We note it appears you have accounted for various mineral rights as intangible assets. Please refer to ASC 805-20-55-37 for a definition of mineral rights and tell us why you believe your assets represent intangibles.

10.   We note from other sections of your document that you have limestone reserves and you appear to conduct mining operations in support of your cement production. Please refer to ASC 930 and provide accounting policy disclosures regarding your mining activities, including accounting for overburden removal before and after the commencement of the production stage.

11.   We note your disclosure indicates that you are amortizing your mineral rights using the straight line method. Please tell us why you have not used the "units of production method" relative to these wasting assets.

Controls and Procedures

Management Report on Internal Control Over Financial Reporting, page 37

12.   We note that management has concluded that there was a material weakness in your internal control over financial reporting. We further note, however, that management has not expressed a statement as to whether or not internal control over financial reporting is effective, as required by Item 308(a)(3) of Regulation S-K. Please promptly file an amendment to your annual report on Form 10-K for the year ended August 31, 2010 to revise your controls and procedures disclosures to state, in clear and unqualified language, management's conclusion as to the effectiveness of your internal control over financial reporting for the relevant period. Please ensure that the signature page is currently dated, and please note that the revised certifications must refer to the Form 10-K/A and be currently dated.

13.   In your 10-K amendment, please disclose who identified the material weakness, for how long you believe the material weakness has existed and when you anticipate complete remediation of the material weakness. Please also comply with this comment in future filings to the extent that it remains relevant.

Changes in Internal Control Over Financial Reporting, page 37

14.   We note your statement that "Except for the changes discussed above, there was no change in our internal control over financial reporting that occurred during the fourth quarter of 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting." In view of the changes that you disclose elsewhere, this statement appears to be inappropriate. Please revise your disclosure to conclude, if true, that there were changes in your internal control over financial reporting that occurred during the fourth fiscal quarter that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Directors, Executive Officers and Corporate Governance, page 37

15.   In future filings, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director or director nominee should serve as your director at the time that the disclosure is made, in light of your business and structure. If material, this disclosure should cover more than the past five years, including information about the person's particular areas of expertise or other relevant qualifications. See Item 401(e) of Regulation S-K.

Executive Compensation, page 39

16.   We note that the summary compensation table shows that neither of your named executive officers received any compensation in fiscal years 2009 and 2010. With a view towards future disclosure, please tell us why. In future filings, please provide a narrative

> description of any material factors necessary to an understanding of the information disclosed in the summary compensation table. See Item 402(o) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 40

17.   Please note that Item 403(b) of Regulation S-K requires you to disclose the total amount of shares beneficially owned by all executive officers and directors as a group. We note that you included two individuals in your "Officers and Directors as a Group" disclosure. However, it appears that you should have included the following four individuals: Shouren Zhao, Xiangfei Zeng, Xuanjun Yang, and Liming Bi. Please revise accordingly in future filings.

Exhibits, page 42

18.   In future filings, please include exhibits 31.2 and 32.2 in the exhibit index.

Engineering Comments

General

19.   We note your website, http://www.chinarunji.com, does not function and cannot serve to provide information to investors. Please fix your website or remove this website reference from your filing.

Overview, page 4

20.   Please provide a metric conversion factor for your Mu area measurements.

Description of business, Page 4

21.   Please disclose the following information concerning mineral/mining rights for each of your properties:

- The nature your ownership or interest in the property.

- A description of all interests in your properties, including the terms of all underlying agreements and royalties.

- Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

- An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are Province or National mining claims, patented or unpatented claims, mining leases, or mining concessions.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

- The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

22.   As you describe your lease arrangements for your 30-year mining right, which will supply your clinker operations for 40 years, please disclose that under current mining plans all your reported reserves will be mined out within the period of your existing leases (concession) or within the time period of assured lease renewal. As needed, revise your reserve estimates to allow you to make this statement. Also, disclose that all mining reserves have their required permits or governmental approvals, or there is a very high probability that these approvals will be secured.

23.   We note your description of limestone reserves on your primary property. Please define all your proven and/or probable reserves by disclosing the quantities (tonnage) and quality (grade) for each deposit. This may include limestone and sandstone source materials, if applicable.

24.   Please note that proven reserves presented in accordance with Industry Guide 7 may be combined with probable reserves only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined and a statement to this effect is included in your disclosure. Absent this condition, proven and probable reserves should be segregated.

25.   High quality and purity limestone is generally defined by the calcium carbonate ($CaCO_3$) content, percentage or another appropriate measurement. Please tell us if this applies to your limestone properties. If so, please disclose the appropriate measurement for each mining operation. If not, disclose this fact and the challenges presented to control plant

feed quality, define the impacts on the ore reserve estimates, mining and processing recoveries, and the processing operations.

26.   You have disclosed that reserves sufficient for many years of operation exist for your properties. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 and Rule 12b-4 of the Exchange Act. The information requested includes, but is not limited to:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

27.   Please disclose the following information within or adjacent to your reserve tables:

- A statement clarifying the extent to which your reserve estimates incorporate losses for mine dilution and mining recovery.

- The metallurgical recovery factor for each of your mines.

- All historic three-year average commodity prices and currency conversion factors that were used to estimate your reserves.

- The percentage of your ownership of each mine and a statement clarifying whether quantities disclosed are for the entire mine/deposit or just your share.

- A statement indicating whether your resource estimates are inclusive of exclusive of your reserve estimates.

Sales by Product Category, page 6

28.   Please disclose your annual production as required by Regulation S-K, Instructions to Item 102, Part 3. Please provide a table showing the last three years annual production for each of your mines and/or processing facilities and your weighted-average prices received for your sales products. A mine can be defined as all the mines that supply a processing facility, if that is applicable.

Our competitive advantage, page 7

29.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property, whether your have surface and/or mineral rights.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements, current processes, and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

30. Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

We note you are subject to permitting requirements of the Bureau of Land Management (BLM) and/or Forest Service in addition to State Environmental requirements. Please provide a short summary of the permits and/or operational plans required to perform exploration activities on your properties.

Government Regulations, page 9

31. In your statement of risk factors we note you indicate your company is subject to uncertain government regulation. Please provide a discussion about:

- Whether all permits, leases, and other authorizations necessary to operate your mines are in place.

- Is there any evidence that any of your operating permits, leases, or authorizations cannot be routinely renewed?

- Have any of your reported reserves been denied an operating permit or lease?

32. We note you indicate your company complies with certain safety and occupational health standards at your operations. In future filings please expand your disclosure by discussing your safety and occupational compliance activities and the safety programs your company employs to meet your statutory requirements. It would be helpful to include safety statistics and injury frequency rates, such as your total reportable injuries, lost-time injuries and fatal injuries, if these metrics are available.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. You may contact George K Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Jessica Kane at (202) 551-3235, or me at (202) 551-3768 with any other questions.

Sincerely,

W. John Cash
Branch Chief